Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0106 F: +1 202.637.3593 williamdudzinsky@ eversheds-sutherland.com

October 4, 2017

VIA EDGAR

Mara L. Ransom

Assistant Director

Office of Consumer Products

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AFH Acquisition IX, Inc.

Current Report on Form 8-K

Filed September 7, 2017

File No. 000-53070

Dear Ms. Ransom:

On behalf of AFH Acquisition IX, Inc. (the “Company”), set forth below is the Company’s response to the comment provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on September 28, 2017, which relates to the Company’s Current Report on Form 8-K (File No. 000-53070) (the “Current Report”) filed on September 7, 2017.

Item 5.01. Changes in Control of Registrant

1.	Please tell us whether the transaction described under Item 5.01 resulted in a change in shell company status for purposes of Item 5.06 of Form 8-K. In this regard, it appears that you were a shell company, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, prior to the transaction with Enrochem Limited, and could have ceased to be a shell company following the transaction. If such changes occurred, please amend your Form 8-K to include Form 10 information as required by Item 5.01(a)(8) and the disclosure required by Item 5.06 of Form 8-K. Alternatively, provide us with a detailed analysis as to why this disclosure is not required.

Response: The Company respectfully advises the Staff that the transaction described under Item 5.01 of the Current Report (the “Transaction”) did not result in a change in shell company status for purposes of Item 5.06 of Form 8-K. Before and after the execution of the stock purchase agreement described in the Current Report, the Company had and continues to have (i) no or nominal operations and (ii) no or nominal assets. Thus, the Company was a shell company, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, prior to the Transaction and continues to be a shell company subsequent to the Transaction.

U.S. Securities and Exchange Commission Division of Corporation Finance October 4, 2017 Page 2

The purchase price paid in connection with the Transaction was paid by Enrochem Limited to AFH Holding & Advisory LLC in exchange for all of the issued and outstanding shares of the Company. Although the Company was a party to the stock purchase agreement relating to the Transaction, neither the Company’s operations nor assets were impacted as a result of the Transaction. Rather, the Company filed an Item 5.01 Form 8-K in connection with the Transaction because the Company’s sole stockholder changed to Enrochem Limited from AFH Holding & Advisory LLC, and the Company’s sole officer and director changed to Hesam Kiani from Amir Heshmatpour, events which the Company deemed to constitute a change of control that required the filing of a Form 8-K.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0106, Harry S. Pangas at (202) 383-0805 or Kathleen Blaszak at (202) 383-0862.

Sincerely,

/s/ William S. Dudzinsky, Jr.

William S. Dudzinsky, Jr.

cc:	Hesam Kiani, AFH Acquisition IX, Inc.

Harry S. Pangas, Esq.

Kathleen Blaszak, Esq.